Exhibit 4.6

SUMMARY OF THE LEASE AGREEMENT

BY AND BETWEEN

YAHALOMI GIVATAYIM LTD.

AND

NEXUS TELOCATION SYSTEMS LTD.

Dated June 13, 2002
(hereinafter, the “Agreement”)

Date:	May 1, 2002 – April 30, 2005

Premises:	Half of the sixth floor (“6th Floor”) and two additional warehouses (the “Warehouses”) at 1 Korazin street, Givatayim, Israel, at Block 6156, Plot 549.

Landlord:	Yahalomi Givatayim Ltd. 51-028382-3

Tenant:	Nexus Telocation Systems Ltd. 52-004147-6

Term Extensions:	The Tenant shall have the right to extend the rental period for two additional twelve–month periods, upon three months written notice prior to the end of the term.

Termination Provisions:	Both parties shall have the right to terminate
the Agreement relating to the Warehouses, by
giving three-months advanced notice. The parties
may not terminate the Agreement relating to the
6th Floor other than in the event of a breach.

The landlord has the right to assign his rights under the Agreement; provided that the rights of the Tenant are not adversely affected.

Lease Payments (Monthly):	An amount in NIS equal to $6,864 (plus $940 for the Warehouses – such payment has since been terminated – see below).

Maintenance Fees:	The Tenant shall pay monthly maintenance fees of $1,122 (plus VAT) during the term of the Agreement.

Lease Payments During Extended Term:	Rental payments during the extended term of the Agreement shall be determined by an authorized appraiser, to be chosen by the parties.

Currency:	Rent shall be paid according to the representative rate of the U.S. Dollar that the Bank of Israel publishes at the time of the payment; (payment shall be made in advance, at three-month intervals).

Security:	Tenant shall obtain a bank guarantee in favor of the landlord in the amount of 3 times the monthly rent.

Comments:

•	From May 1, 2002 to August 31, 2003, in addition to the monthly rental payments of $6,864, the Tenant made monthly payments of $3,432 in consideration for the lease of additional property on the third floor of the building, which the Tenant has since ceased leasing. During this period, the Tenant also made additional monthly payments of $940 in consideration for the lease of the Warehouses. This additional payment has since been terminated and the rental for the Warehouses and 6th Floor is an aggregate of $6,864.

•	From May 1, 2002 to August 31, 2003, monthly maintenance fees paid by the Tenant were in the amount of $1,857.

•	The first option to extend has been exercised, and the Agreement shall continue in effect until at least April 30, 2006.